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                                                                    EXHIBIT 11.1

                            N2K INC. AND SUBSIDIARY
               PRO FORMA NET LOSS PER COMMON SHARE CALCULATION(A)

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
                                                               YEAR ENDED         THREE MONTHS ENDED
                                                            DECEMBER 31, 1995       MARCH 31, 1996
                                                            -----------------     ------------------
Pro forma net loss per common share:
  Net loss................................................     $(1,594,800)          $ (5,384,212)
                                                             =============        ===============
  Weighted average number of shares issued and
     outstanding..........................................       2,089,298              3,017,521
  Incremental number of shares related to preferred stock
     and common stock issuances and common stock options
     and warrants granted within twelve months of the
     initial public offering
     - Preferred stock....................................       3,780,131              3,780,131
     - Common stock.......................................       1,865,200                937,005
     - Common stock options and warrants..................       1,118,383              1,103,788
  Preferred stock converted into common stock upon
     consummation of the initial public offering..........       2,086,977              2,086,977
                                                            -----------------     ------------------
  Adjusted weighted average number of shares
     outstanding..........................................      10,939,989             10,925,422
                                                             =============        ===============
  Pro forma net loss per common share.....................     $     (0.15)          $      (0.49)
                                                            -----------------     ------------------
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(A) Pro Forma Net Loss Per Common Share (Unaudited)

     Pro forma net loss per Common share was calculated by dividing net loss by the weighted average number of common shares outstanding for the respective periods adjusted for the dilutive effect of common stock equivalents, which consist of stock options using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of common stock options and warrants, have been included in the calculation of the shares used in computing pro forma net loss per Common share as if they were outstanding for all periods presented (using the treasury stock method and the initial public offering price of $11.00 per Common share). Pursuant to the policy of the staff of the Securities and Exchange Commission, the calculation of shares used in computing pro forma net loss per Common share also includes the Series A, Series B, Series C and Series D Preferred stock which will convert into 228,369, 238,095, 800,000 and 820,513 shares, respectively, of Common stock upon the consummation of the Offering contemplated by this Prospectus as if they were converted to Common stock on their original date of issuance. The Series E and Series F Preferred Stock which will convert into 2,002,354 and 1,777,777 shares, respectively, of Common stock upon the consummation of the Offering, have been included as outstanding for all periods presented since they were issued during the twelve months immediately preceding the initial public offering. Additionally, all common share and per share amounts have been adjusted retroactively to give effect to the pooling-of-interests transaction that occurred with Advanced Research Technologies, Inc. on December 15, 1995.